UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.  GENERAL IDENTIFYING INFORMATION
1.   Reason fund is applying to deregister:
[  ]  Merger
[X]   Liquidation
[  ]   Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[  ]   Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.   Name of fund:
Sims Total Return Fund, Inc.  The sole series of applicant at the time of the liquidation was the Sims Total Return Fund (the “Fund”).
3.   Securities and Exchange Commission File No.:
811-04704
4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application            [  ] Amendment

    5.   Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Sims Total Return Fund, Inc.
225 East Mason Street, Suite 802
Milwaukee, Wisconsin 53202

6.   Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:
Luke E. Sims Sims Total Return Fund, Inc. 225 East Mason Street, Suite 802 Milwaukee, Wisconsin 53202 Tel: (414) 765-1107	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel: (414) 297-5596
7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:
All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a‑1 through 31a-3 promulgated thereunder are maintained at the following locations:

Records Relating to:	Are located at:
(1) Registrant’s fund accounting servicing agent, sub-administrator and transfer agent	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, Wisconsin 53212
(2) Registrant’s investment adviser	Sims Total Return Fund, Inc. 225 East Mason Street, Suite 802 Milwaukee, Wisconsin 53202
(3) Registrant’s custodian	UMB Fund Services, Inc. 235 West Galena Street Milwaukee, Wisconsin 53212
8.   Classification of fund:
[X] Management Company
[  ] Unit investment trust
[  ] Face-amount certificate company
9.   Subclassification if the fund is a management company:
[X] Open-end       [  ] Closed-end

10.  State law under which the fund was organized or formed:
Wisconsin
11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Sims Capital Management LLC
225 East Mason, Suite 802
Milwaukee, Wisconsin 53202

Arnold Investment Counsel Incorporated
3960 Hillside Drive, Suite 204
Delafield, Wisconsin 53018

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Quasar Distributors, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

13.  If the fund is a unit investment trust (“UIT”) provide:
Not Applicable.
(a) Depositor’s name(s) and address(es):
(b) Trustee’s name(s) and address(es):
14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
[  ] Yes    [X] No
If Yes, for each UIT state: Not Applicable
     Name(s):
     File No.: 811- _______
     Business Address:
15.  (a) Did the fund obtain approval from the board of directors concerning the  decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes    [ ] No
If Yes, state the date on which the board vote took place:
June 3, 2019

If  No, explain:  Not Applicable
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[  ] Yes    [X] No
If Yes, state the date on which the shareholder vote took place: Not Applicable
If No, explain: Applicable state law permits a liquidating distribution without shareholder approval.
II.  DISTRIBUTIONS TO SHAREHOLDERS
16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X]  Yes    [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
June 28, 2019
(b) Were the distributions made on the basis of net assets?
[X] Yes        [ ] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes        [ ] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable
(e) Liquidations only:
Were any distributions to shareholders made in kind?
[ ] Yes        [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:  Not Applicable
17.   Closed-end funds only:
Not applicable.
Has the fund issued senior securities?
[ ] Yes    [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund’s shareholders?
[X]  Yes    [  ] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed?
Not Applicable.
(b) Describe the relationship of each remaining shareholder to the fund:
Not Applicable.
19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ] Yes     [X]  No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
Not Applicable.
III.  ASSETS AND LIABILITIES
20.   Does the fund have any assets as of the date this form is filed?
[  ] Yes      [X] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Not Applicable.
(b) Why has the fund retained the remaining assets?
Not Applicable.
(c) Will the remaining assets be invested in securities?  Not Applicable
[  ] Yes    [  ] No
21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[  ] Yes    [X] No
If Yes,
(a) Describe the type and amount of each debt or other liability:
Not Applicable.

(b) How does the fund intend to pay these outstanding debts or other liabilities?  Not Applicable
IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION
22.      (a) List the expenses incurred in connection with the Merger or Liquidation (expenses are approximate):
(i) Legal expenses:  $10,000
(ii) Accounting expenses:  $5,000
(iii) Other expenses (list and identify separately): $5,000
(iv) Total expenses (sum of lines (i) - (iii) above):  $20,000
(b) How were those expenses allocated?
All of these expenses were allocated to Applicant’s investment adviser, Sims Capital Management LLC.
(c) Who paid those expenses?
All of these expenses have been paid by Applicant’s investment adviser, Sims Capital Management LLC.
(d) How did the fund pay for unamortized expenses (if any)?
Applicant had no unamortized expenses.
23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes    [X] No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not Applicable
V.   CONCLUSION OF FUND BUSINESS
24.   Is the fund a party to any litigation or administrative proceeding?
[ ] Yes    [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:  Not Applicable
25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes    [X] No
If Yes, describe the nature and extent of those activities: Not Applicable

VI.  MERGERS ONLY
26.       (a) State the name of the fund surviving the Merger:
Not Applicable
(b) State the Investment Company Act file number of the fund surviving the Merger:
Not Applicable
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Not Applicable
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not Applicable.

VERIFICATION
The undersigned states that:
(i) He has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sims Total Return Fund, Inc.
(ii) He is the Principal Executive Officer of Sims Total Return Fund, Inc.
(iii) All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.
The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

SIMS TOTAL RETURN FUND, INC.

By: /s/ Luke E. Sims
                   Luke E. Sims, Principal Executive Officer